Filed by GlobalSantaFe Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Subject Company: GlobalSantaFe Corporation Commission File No.: 1-14634

Additional Information and Where to Find It

In connection with the proposed Transactions, GlobalSantaFe and Transocean will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. GlobalSantaFe’s investors and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, GlobalSantaFe Corporation, 15375 Memorial Drive, Houston, Texas 77079, telephone (281) 925-6000, or from GlobalSantaFe’s website, http://www.globalsantafe.com. Transocean’s investors and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046, telephone (713) 232-7500, or from Transocean’s website, http://www.deepwater.com.

Participants in the Solicitation

GlobalSantaFe and Transocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders with respect to the Transactions. Information about the these persons can be found in GlobalSantaFe’s and Transocean’s respective proxy statements relating to their 2007 annual meetings of shareholders as filed with the SEC on April 30, 2007 and March 20, 2007, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the Transactions.

Forward-Looking Statements

Statements included in this news release regarding the consummation of the proposed transactions, benefits, opportunities, timing and effects of the transactions, financial performance or attributes of the combined companies and other statements that are not historical facts, are forward looking statements. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities or other third parties, costs and difficulties related to other integration of acquired businesses, delays, costs and difficulties related to the transactions, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in both companies’ Annual Reports on Form 10-K and their respective other filings with the SEC. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. Both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

GlobalSantaFe Townhall Meeting

July 23, 2007

Corporate Speakers

• Jon Marshall	GlobalSantaFe Corp.	President, CEO
• Jim McCulloch	GlobalSantaFe Corp.	SVP, General Counsel
• Sherry Richard	GlobalSantaFe Corp.	SVP—Human Resources

Relevant portions of the presentation follow:

Jon Marshall: I think for the first time in our history we actually got everybody to come to the meeting and they got here early. We’ve still got a few folks coming in.

Five years ago in September we were in this very same room and we were here to announce the merger of Global Marine with Santa Fe….

I have no doubt that this Company is much better than Global Marine ever was and I have no doubt it’s much better than Santa Fe ever was.

It is a much better Company today as a consequence of the merger, as a consequence of the sacrifices that people made and a consequence that the effort and dedication of our people. There’s no doubt about that.

We’re facing another merger today and I have to be very straightforward with you. This was a very difficult decision. We spent a lot of time in management thinking about ways to deliver shareholder value because that’s our responsibility, to deliver shareholder value.

And we always view that responsibility through the lens of how we take care of our people and what we do for our people, because we know without our people we can’t deliver the shareholder value that our investors are looking for.

And it’s easy to sit around and conceptualize a business transaction, and you can go through the numbers and you can talk about accretion and dilution, you can look at the size of the rig fleet, you can look at the geographic footprints, you can look at the customer exposure and you can get all excited about it….

After we close, which we think is toward the end of the year, there’s going to be a very long period of transition where the vast majority of the people in this room will be required to really get this merger consummated….

I’ll take you through the time period here, but the transition for some will last longer than a year. I think for the most of the people in this room it will be well into 2009 and then we have a very generous severance program for you….

This is a compelling business combination. It’s an absolutely compelling business combination. We’re putting together the two most technologically advanced fleets in the world.

We’re going to have more geographic diversity, we’re going to have more assets and we’re going to be in all the world’s key drilling markets. We’re going to be in markets we’re not even in today. We’re going to have a new customer base.

There were three things that I felt we needed to do strategically with this Company. We needed greater exposure to deepwater, we needed more national oil Company exposure because they’re an increasingly important segment of the world’s customer mix, and we needed more growth.

And we needed growth for two reasons. We needed growth because our shareholders demand growth otherwise they’ll invest with others that are growing, and we needed growth for our people to see that we were growing into this marketplace. It’s very daunting to sit in a Company and you see all this growth around you and your Company’s not growing.

And what happens when that occurs for a prolonged period of time, your talent goes to those companies that are growing.

This gave us that element. It gave us the ability to expose ourselves to more deepwater, it gave us clear exposure to the national oil companies, companies that we’re not currently doing business with today, and it gave us a great deal more growth, and I’ll show you what that looks like.

In terms of financials, backlog, the amount of contracted backlog is something around $33 billion for the two companies, the merged entity.

We talk about a recapitalization, you’ve heard about this $15 billion, I’ll show you some things on that, essentially we’re taking and restructuring the balance sheet, putting on more debt and we’re distributing that money to our shareholders because the money all belongs to the shareholders.

And to the extent that you are a shareholder in the Company, you’re going to enjoy that benefit also.

We saw Transocean as a Company that we had common business philosophies. We had a common cultural orientation. That doesn’t mean that you can merge and not have problems.

We’re going to have difficulties, there are going to be challenges, it’s not going to be easy, no one should think that it is.

It’s done as a merger as opposed to an acquisition. We have not sold the Company. We’re going to have equal Board representation. We’re going to have seven Directors from GSF sitting on the Board, they’ll have seven Directors. We have the Chairman, they have the CEO. I will be the President and Chief Operating Officer.

And my responsibilities, I will have all of Operations, I’ll have Purchasing, I’ll have Engineering, I will have Marketing, Strategic Planning, and HR. That will be my remit in the new organization.

We hope to close by the year-end. This is an open issue, we’ve got regulatory compliance issues, we’ve got SEC reviews, its a question of when those regulatory reviews get completed.

Here’s what it looks like if you’re holding a share today, here’s what you will get. You will get 0.4757 shares in the new Company and $22 of cash. This was Friday’s close, $74. The market likes this transaction. We traded up $4 on the open today. The market loves this transaction.

Let me show you what it means. If you had 100 shares of stock on Friday you had $7,474 worth of stock. In the new Company you will have 47.57 shares of the new Company, which was trading at $109.97 on Friday. It’s about $118 or $119 right now, plus $2,200 of cash.

So that the value of your shares, post transaction, will be no different than the value the day before we close. It’s just that you’re going to hold a different number of shares at a much higher value and you’re going to get a traunch of cash.

Today this is what our rig of fleet looks like, this is what we’ll look like in the combined entity. As I said earlier, we’re going to be in every major drilling market in the world.

We’re going to be in India, we’re not currently in India today. We’ll be in Brazil, we’re in and out of there but there’s a permanent presence that Transocean has had there for a number of years. And we’ll be in Norway where we’re not currently operating today.

In terms of growth, we have one rig under construction, they have four rigs under construction plus they have an option on a joint venture on two rigs but with Pacific Drilling, that they could own 50% of each of those rigs. So it’s these four, plus possibly two more.

They’ve got until, I think, November to exercise that option. We have no influence over this. We have to operate totally separately until this transaction closes. But this you can see, for our rig hands — first of all, our rig hands are largely unaffected by this.

There may be some changes of individuals, but we need all the rig hands that we have today. And this represents not only growth for them and advancement opportunities for them, but it also means that other people in the organization are going to get exposed to growth opportunities.

This is the revenue backlog today. We have $10 billion today, the combined entity has $33 billion, as I mentioned earlier.

That gives us a tremendous amount of financial stability and financial stability generally leads itself to a healthier company where we can take care of our people better.

For our shareholders, this is a great deal for our shareholders. They are going to get more deepwater exposure, they get a much broader customer base to support their investment, they’re in more geographies, more drilling markets.

They have in the combined entity more what we call low-risk organic growth, all those rigs that you saw are against long-term contracts so they’re already contracted.

There is a tremendous amount of backlog to support their investment and we’ve got a more optimal capital structure once we distribute the $15 billion in cash.

For our customers and for us, I think it’s going to improve our ability to attract, retain and, develop talent. We could become a focal point of people as a company, wanting to work with this Company, because of the focus that we’re going to have on technology.

We’re going to have more resources and more people to devote to technology development, we’ve got an opportunity to focus that on improving the efficiency of the operations for our customers, and for our customers we’re going to have more rigs in more places available to them.

Now for our people I think that there is no question there will be expanded career opportunities. As I mentioned, the new builds will give us more opportunity….

But this transition is going to last for a number of months. We cannot do this quickly. Some of the groups will be well into ‘09 before we complete the transition.

What we have agreed to with Transocean, we cannot agree to anything between now and the close as it relates to employee pay, we can agree to what some things will look like on a go-forward basis beyond the close ….

This time line I spoke to you briefly about, the red period, think of it as the period between now and the time we close. And that could be, really, anywhere in the November to February timeframe, even beyond that.

Probably no sooner than November but it’s somewhere in that kind of range, and that’s our estimate today based on what we think the SEC review and the Justice Department review will take. Then we’re going to have a transition period.

And I can’t say every person in this room, but nearly every person in this room is going to be needed for some period of time in the following year. And the vast majority, I think, will be needed for most of that year.

There will be some of you, and I think IT perhaps is one of the areas, IT for sure will probably go beyond 2009 or go well into 2009, simply because it will take a very long time to get these systems homogenized and get everything compatible the same sort of thing that we did in our last merger….

Question and Answer Session

Jon Marshall: If you’ve got any questions, if you would, you could pass them to the center of the aisle and we’ll have somebody pick it up.

ADTI and Challenger, it will be business as usual. I know that you’re probably concerned because Transocean was previously in the turnkey business and got out of the business.

Well, the reason they got out of the business is because we made it too difficult for them to be in the business. They’re not opposed to the business, they’d love to be in the business they just didn’t know how to do it profitability.

And so what I see for ADTI and Challenger is you’re going to have an opportunity set that’s much larger than what we’ve previously had, particularly with the national oil companies.

And as constrained as oil companies are today for resources, I can assure you the national oil companies are even more constrained because they’ve not had the many years to train people, they’re trying to take on much more responsibility in their respective countries and they simply lack the resources.

So I think the opportunity set for ADTI and Challenger grows substantially as a consequence of this transaction.

We mentioned that the headquarters will be down at 4 Greenway Plaza, there’s currently an office out here at Park 10 where they do their Gulf of Mexico operations and all their hiring for the Gulf of Mexico. And the likelihood is that will stay out in this direction.

It is probably not big enough for us to move into it, so we’re looking at the possibility of actually, for our Gulf of Mexico operations and a certain part of HR, to actually stay here. Now, whether we stay in the existing building or we get something else out here on the west side is yet to be seen….

What do you think the short-term affects might be due to the merger, if any?

The greatest risk that we have is not running our business effectively between now and the time that the merger closes. That’s the risk that I see for us….

Are corporate roles for other managers known?

In some cases, we think so. We’re still in the — we’re still trying to decide on some issues, there’s still some trading going on. Keep in mind, this is not an acquisition. I’m trying to do what I think is right for our organization and I’m trying to do what I think is right for the ongoing organization….

Was this merger done to prevent Seadrill from acquiring us?

No. No. One of the things that I didn’t talk about, that is probably appropriate to mention, we have some impediments to talking to other people.

We’re not precluded from talking to other people during the — prior to the shareholder vote. But there’s some — there’s certain impediments.

There’s a termination fee of $300 million that we would have to pay if we do certain things. But it does not preclude someone from coming in and making an offer to buy us.

So that is a possibility, I think it’s extremely remote. I think if Seadrill were going to try to buy us, they would have done it when we were valued at $55 a share and not $75 or $78, $79 as we are today. So I think that’s unlikely.

But, yes, someone could technically come in and make what is called a superior proposal for us and the Board would exercise its fiduciary duty and assess that offer and see if in fact it was a superior proposal to this merger agreement. And they’re obligated to do that.

Is this a true merger? Why is the name Transocean? Great question.

I did not want a compound name. If Transocean today and us created a compound name to represent all the companies that created Transocean, and I don’t even know all of them, but it would be the offshore company — Sonat, Reading & Bate, Falcon Cliffs, Sedco Forex, Arcade, Global Marine Santa Fe, Key Drill.

So for me, it’s — it was an issue of cost. Do we want to argue about a name and try to come up with a name that everybody is probably going to be unhappy with?

If you’re from Transocean and you change your name, you’re going to be unhappy with it. I don’t care what the name is from GlobalSantaFe, you’re going to have a different name, you’re going to be unhappy with is.

So we want to make everybody unhappy and then go through the cost and expense of repainting all the rigs and changing all the stationary and trying to get people to think about that in a new identity, I did not think it was worthwhile. And so I agreed from the outset that the name would be Transocean.

What percentage of corporate employees will continue to have a job after the merger?

I don’t know. It will be a high percentage, I would think, certainly. More than half of the people. But I don’t know for sure….

When will the layoffs begin?

Are you that eager? Certainly not prior to the close. And I would not think there would be very many people at all at that time. There might be a few positions that we identified that wouldn’t go forward….

Are we the big fish or the little fish in this transaction?

Look, they’re twice our size. We can be real tenacious and act real bad, but they’re twice our size. So I guess we’re inexorably the little fish in this transaction. But we have done this as best as possible, with recognizing the difficulty of merging two companies of such different size.

We’ve done the best we can, we think, of trying to get some equality and some — in the deal. Starting at the Board level, equal representation, Rose is the Chairman, they get the CEO’s role, I get the President’s role and then we’re trying to populate the balance of the organization as best we can with an appropriate balance from both companies.

But that’s an ongoing issue and as you can imagine, if we were twice as big as someone that was merging into us, who do you think would have the most positions? The big fish. Well, in this case, we’re the little fish….

Can we still exercise options up until closing?

I would — the same restrictions apply at any time, don’t they?

Jim McCulloch: There are going to be some restrictions on executive officers, but for others, they’ll be able to exercise options….

Is Schlumberger still a significant shareholding of Transocean or a shareholder of Transocean?

Jon Marshall: No, they’re not. I don’t believe they hold any of it, but they are certainly not in their list of holders.

What do you get out of this deal?

I get a job.

Unidentified Speaker: (inaudible—microphone inaccessible)

Jon Marshall: I get to take a step back and I get a job. And I get to drive from Katy to Greenway Plaza. Yes, we may have to get a van now. It may leave at six though.

I see this, I mean for me personally, I do get a role in this organization and that’s very important to me. It’s important to me for this group of people in this room, and all the rooms around the world where we have shore-based staffs, to be involved in this ongoing organization.

It’s also important for me, to be here from a personal perspective, is I see the opportunities for this Company, this new combined Company, as being unbelievable in the context of the opportunity that’s out there. And I want to be a part of that.

And so what do I get out of it? I get a job. I’ve got no guarantees of what my pay will be. No guarantees of what my — any package will be.

I get a job and I’m willing to go forward on that basis because I believe in this transaction and I believe in what it will become, is worthy of this group of people today. So that’s what I get out of this….

Besides you, who at the head table is continuing with the new organization?

Steve Morrison. Sherry. Jim is retiring. Matt will be retiring. Roger is uncertain at this point. Mike will not be going forward. Blake, I hope, is going forward. And Chuck will definitely be going forward.

All of this is still in flux. Everybody is still looking at the opportunities that are being presented to them, trying to make a decision about what is the right to do for them and families.

There are already negative comments. No premium on the share exchange, including your buddy Jim Cramer. Will this likely affect shareholder approval?

Well, let me say about Jim Cramer, I have never talked to Jim Cramer. One time they asked me to answer some questions and what you do is you call a number and there’s a recording of Jim

Cramer asking you a question and when you stop there’s a long pause and then you get the next question, then you answer that.

And then he plays it on his program as if he’s asking it to you live. That is my sole relationship with Jim Cramer. My big buddy.

There are shareholders that want a premium. The shareholders always want a premium. Pay us more money for our stock. We didn’t sell this Company.

Now when you sell a company, when you sell a company and the other company says, we don’t need any of your folks. We’re not going to discuss who you want to go forward because this is an acquisition, we’re paying you a premium. That is not what occurred here.

In an acquisition, we don’t get any Board members, much less half of them. In an acquisition, we don’t get the Chairman of the Board. In an acquisition, we don’t get the President and Chief Operating Officer’s role. You don’t get any of those things.

And you don’t get any say so. All you’ve got is a premium that’s offered and your Board makes a decision if that’s an appropriate number, an appropriate value, for the shareholders. That’s what happens in an acquisition.

So all these shareholders that are sitting there thinking somebody’s going to buy us, they want that premium.

And when you don’t give them that premium, they don’t care what the future of this organization is, they don’t care where we’re going to go, they just care about what money they get today. And if they don’t get it today, there are a large number of them that are unhappy.

Now the short traders, the people who are in and out of the market, those are the ones that really want the premium.

The people that are in this business long-term, like most of our shareholders, understand the value proposition and they’re delighted to hold the shares. And that’s why we’re trading up $4 today. It’s because they see the value in what we’re doing.

I do not think it will affect shareholder approval….

You keep speaking to retention payments, et cetera. Is the trigger on payment tied to the closing date, i.e. change of control clause, which is noted within the retention plan? Good question….

Sherry Richard: On equity awards, for individuals to participate in the long-term incentive plan, those will vest upon shareholder approval….

Do rig contracts remain unchanged due to the transaction or are they eligible for renegotiation?

Jon Marshall: They’re not eligible for renegotiation. They’re solid contracts. They’ll be assumed by the new entity. There’s no way to renegotiate those contracts as a consequence of the merger.

If your concern is that we would lose some of the revenue that’s embedded in this backlog, it’s simply isn’t going to happen.

Do your goals from the 2000 management meeting still apply?

Well, yes, and we did it in one fell swoop. We will be changing, certainly, what our goals are on a prospective basis. I can tell you that Bob Long’s view of this market is he would like to see an even more comprehensive company than we have today.

And it may mean that we get involved in some ancillary businesses that we’re not currently involved in that are supportive of offshore drilling.

But we have a great deal more options as a consequence of this merger, more options because of the size of the fleet more options because of the customer base, more options because of the increase in geographies in which we operate and more options because we’ve got a stronger balance sheet.

So we’ve got options today, in the combined entity, or we will have options in the combined entity, we simply don’t have today. And that’s going to be a wonderful opportunity for us.

Do I have any more questions?

Again this was a difficult decision. I just feel really good that the combined entity will be something that no one else will ever be able to replicate and they won’t be able to replicate it.

And it’s not an issue of size. It’s an issue of the quality of people that we have in the two organizations and I just have no doubt that no one else will be able to replicate what we’re going to create as a consequence of this merger.

We need your support. We’re supporting you as best we can. We’re doing what we can for you. We’ve tried to create a severance plan that’s as generous as we can reasonably make it. We will stay in touch with you as we go along, as we find out more things….

We will continue to operate this Company as we always had — always have. And I greatly look forward to seeing what we’re going to be able to create once we merge these two companies. Thank you all.